DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06025404

February 1, 2006

Tull R. Florey
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/1/2006

Re: ConocoPhillips
Incoming letter dated December 22, 2005

Dear Mr. Florey:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to ConocoPhillips by the SEIU Master Trust; CHRISTUS Health; Catholic Healthcare West; the Maryknoll Sisters of St. Dominic, Inc.; the Missionary Oblates of Mary Immaculate; the Benedictine Sisters of Mount St. Scholastica; the Sisters of St. Joseph of LaGrange; the Sisters of the Order of St. Dominic; the Unitarian Universalist Association; and the MMA Praxis Mutual Funds. We also have received a letter on the proponents' behalf dated January 17, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

1163/65

BAKER BOTTS L.L.P.

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

Tull R. Florey
713.229.1379
FAX 713.229.2779
tull.florey@bakerbotts.com

December 22, 2005

001349.0165

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposals of SEIU Master Trust *et al.* – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of (1) this letter, (2) each proposal in the form of a proposed shareholder resolution and statement in support thereof (individually, a "Proposal" and collectively, the "Proposals") submitted to the Company by SEIU Master Trust, Sisters of the Order of St. Dominic, Benedictine Sisters of Mount St. Scholastica, Unitarian Universalist Association of Congregations, Catholic Healthcare West, Missionary Oblates of Mary Immaculate, Christus Health, Sisters of St. Joseph of LaGrange, MMA Praxis Mutual Funds, and Maryknoll Sisters of St. Dominic, Inc. (collectively, the "Proponents") and (3) all correspondence between the Company and the Proponents relating to the Proposals. From November 22 to 28, 2005, the Company received a facsimile or letter from each of the Proponents transmitting the Proposals and requesting inclusion in the Company's proxy statement and form of proxy for the 2006 Annual Meeting of Stockholders (the "Proxy Materials"). For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to each of the Proponents.

On behalf of the Company, we hereby respectfully request your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposals from the Proxy Materials.

Description of the Proposals

The Proposals are in the form of a resolution requesting the Company to "review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest that this report, developed at reasonable costs and omitting proprietary information . . . [i]dentify the impacts of these pandemics on the company . . . [and] [i]nform shareholders of our company's global HIV/AIDS policy."

Basis for Exclusion

The Proposals May Be Excluded Pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission noted that the policy underlying the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission cited two central considerations in applying the ordinary business exception, and, as described below, the Company believes that the Proposals implicate both considerations and therefore should be excludable pursuant to Rule 14a-8(i)(7).

First, the Commission stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and such proposals may therefore be excluded. Several examples of such activities were provided, including management of the company's workforce, production decisions and retention of suppliers. The Company believes that the Proposals relate to such activities.

The Company is an international, integrated energy company with the following core worldwide activities: petroleum exploration and production; petroleum refining, marketing, supply and transportation; natural gas gathering, processing and marketing; and chemicals and plastics production and distribution. The Company employs approximately 36,000 employees in more than 40 countries in North America, Europe, Africa and Asia. In making its operational decisions, the Company's management regularly considers a wide variety of business and economic risks that may affect the Company's operations, including the availability of a technically proficient and healthy workforce. The effects of the HIV/AIDS, tuberculosis and malaria pandemics are integral to that consideration and therefore are already taken into account, along with a host of other complex factors, by the Company's management in making operational decisions in the ordinary course of business. For example, the Company has established more than 40 clinics in 10 countries in order to respond to employee health needs that arise during the work day. Moreover, for employees in higher health-risk situations, either due to the remoteness of their location or the potential for exposure, the Company conducts risk-based pre-placement and periodic medical examinations. The Company has also launched a global wellness program – MyHealth – which provides educational resources to employees to help individuals identify potential health risk factors and the actions they can take to reduce them, learn the necessary steps to improve and protect their health, and make positive lifestyle choices. The Company has recognized the effects of endemic diseases such as HIV/AIDS, tuberculosis and malaria and is currently exploring approaches to address issues surrounding endemic diseases relevant to its employees, their families and the communities where they live and work. The Company has also long maintained an anti-discrimination policy both in its hiring practices and in providing health coverage to its employees, including treatment for HIV/AIDS, and is committed to ensuring that employees have access to confidential testing and treatment for all medical conditions. The Company has taken such extensive action in its ordinary course of business because it knows that a healthy work force is productive and lowers health care costs for employer and employee alike.

The second consideration cited by the Commission was "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission elaborated on this consideration, saying that there would more likely be a basis for excluding proposals that would be unduly onerous or intrusive with respect to a company's ordinary business operations, including those proposals involving "intricate detail" or seeking "to impose specific time-frames or methods for implementing complex policies." The Company believes that actions requested by the Proposals would constitute such an undue intrusion upon the Company's ordinary business operations.

The nature and structure of the Company's business and industry are extremely complex. As a result, the Company constantly reviews its operations to manage a broad spectrum of risks, which forces the Company to react quickly to market changes in order to remain competitive. In anticipation of such short time horizons for decision making, the Company's management makes a concerted effort to monitor as many societal and governmental components of its worldwide operations, including health care and health policy issues, as possible. Although the Proposals seem to be based on the premise that the economic effects of HIV/AIDS, tuberculosis and malaria on the Company's business can be meaningfully considered in isolation, the complexity of the Company's worldwide operations makes such individual consideration inherently problematic, if not impossible. Consequently, shareholder review of these economic effects almost inevitably will involve shareholders scrutinizing a variety of daily decisions made by the Company in managing its international operations. The Company's shareholders, being as a group less familiar with the other considerations that must bear on the Company's decision making than is the Company's management, are not in a position to be able either to place the risks highlighted by the Proposals in appropriate perspective or to make an informed decision about their effects on the Company. As such, the intrusiveness of the actions contemplated by the Proposals with respect to the day-to-day deliberative processes of the Company's management far outweighs any theoretical benefit that might be gained from stockholder oversight as to a single factor in Company decision making.

The Company's view of the Proposals is consistent with previous guidance provided by the Staff on similar proposals and in Staff Legal Bulletin No. 14C (June 28, 2005). For example, in American International Group, Inc. ("AIG") (available February 19, 2004), the Staff concurred that AIG could exclude a proposal requesting that the board of directors review and report on the "economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" because it called for an evaluation of risks and benefits. Likewise, in Texas Instruments Incorporated ("TI") (available January 28, 2005), the Staff allowed a proposal calling for a review and report to shareholders within six (6) months following the annual meeting of the "economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" to be excluded for the same reason. The Staff has similarly permitted exclusion in cases involving analogous proposals relating to various subjects on the grounds that the proposals entailed an assessment by management of benefits and risks. *See, e.g.*, The Dow Chemical Company (available February 23, 2005) (allowing exclusion of proposal requiring report on environmental problems); Wachovia Corporation (available January 28, 2005) (allowing exclusion of proposal requiring report on effects of global warming on the registrant's business); Xcel Energy Inc. (available April 1, 2003) (allowing exclusion of proposal requiring report assessing effects of registrant's emissions of pollutants). The Proposals seek an evaluation of risks by the Company that is analogous (in the case of AIG and TI, almost identical) to those sought in these and similar cases, and the same analysis should therefore apply to the Proposals.

We acknowledge that, in the 1998 Release, the Staff noted that proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered excludable because the proposals would transcend day-to-day business matters and raise policy issues so significant that they would be appropriate for a shareholder vote. Although the Proposals, like the proposals excluded in AIG and TI, relate in part to larger social issues, the Staff granted no action relief in each of the foregoing precedents and should do so here as well. Because the Proposals focus on the internal economic effects of the pandemics, which requires analysis of risks and liabilities of these pandemics on the Company's business strategy, they are properly excludable under Rule 14a-8(i)(7).

The fact that the Proposals ask the Company to prepare and make available to shareholders a report within six months of the 2006 Proxy Statement does not insulate the Proposals from exclusion as an assessment of company risk. In Exchange Act Release No. 34-20091 (August 16, 1993), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the business report involves a matter of ordinary business" and "where it does, the proposal will be excludable." Accordingly, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g.*, Texas Instruments Incorporated (available January 28, 2005); The Mead Corporation (available January 31, 2001).

For the foregoing reasons, the Company believes that the Proposals may be omitted from the Proxy Materials in accordance with Rule 14a-8(i)(7) because the Proposals relate to the ordinary business operations of the Company.

Duplicate Proposals May Be Excluded Pursuant to Rule 14a-8(i)(11).

If the Commission is unable to concur with the Company's decision to exclude the Proposals on the grounds described above, the Company requests confirmation that the Commission would not recommend enforcement action if the Company excludes the Proposals submitted by Proponents other than Christus Health, which first submitted a Proposal, pursuant to Rule 14a-8(i)(11) because the duplicate Proposals submitted by each of such other Proponents are substantially identical to the Proposal submitted by Christus Health, as evidenced by the text of the Proposals attached hereto.

Conclusion

For the foregoing reasons, the Company respectfully requests your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposals from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2006 Annual Meeting with the Commission on or about March 21, 2006.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call the undersigned at (713) 229-1379.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

BAKER BOTTS L.L.P.

By: ____________________
Tull R. Florey

cc: SEIU Master Trust (by Fed-Ex)
Sisters of the Order of St. Dominic (by Fed-Ex)
Benedictine Sisters of Mount St. Scholastica (by Fed-Ex)
Unitarian Universalist Association of Congregations (by Fed-Ex)
Catholic Healthcare West (by Fed-Ex)
Missionary Oblates of Mary Immaculate (by Fed-Ex)
Christus Health (by Fed-Ex)
Sisters of St. Joseph of LaGrange (by Fed-Ex)
MMA Praxis Mutual Funds (by Fed-Ex)
Maryknoll Sisters of St. Dominic, Inc. (by Fed-Ex)

Elizabeth A. Cook
ConocoPhillips

CHRISTUS Health

RECEIVED
NOV 2 3 REC'D
OFFICE OF THE SECRETARY

November 22, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

Dear Ms. Lambeth:

As a religious-sponsored Health Care System, we seek to reflect our values in our investment decisions. We are concerned about the financial impact of the HIV/AIDs pandemic in Africa, India, and in other emerging markets on shareholder value.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Service Employees International Union. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in ConocoPhillips. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Steve Abrecht, Service Employees International Union, if you believe that dialogue might be helpful. His telephone number is (202)639-7612.

Yours truly,

Donna Meyer

Donna M. Meyer, Ph.D.
System Director - Community Health

DMM:tlp

Enclosure

cc: Louise Milone, Susan Mika, Julie Wokaty

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

Mellon

RECEIVED
NOV 2 3 REC'D
OFFICE OF THE SECRETARY

Mellon Global Securities Services

Allison M. Hull
Trust Officer

November 22, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

Dear Ms. Lambeth:

This letter is to inform you that Christus Health held a total of 26,684 shares of ConocoPhillips as of 11/22/05 in their accounts at Mellon. The total market value of these shares is greater than $2,000. They have held shares in your company continuously for at least one year and intend to hold these shares in the year ahead. This letter is being sent in conjunction with the letter from Donna Meyer regarding their intention to file.

If you have any further questions, please contact me at 412-236-4811.

Sincerely,

Allison M Hull

Allison M. Hull
Trust Officer
Custodian for Christus Health

Cc. Tiffany Pace; Christus Health

Global Securities Services
Room 1320 ~ One Mellon Center ~ Pittsburgh, PA 15258-0001
(412) 236-4811 ~ (412) 236-3226 Fax

A Mellon Financial Company

RECEIVED
NOV 2 3 REC'D
OFFICE OF THE SECRETARY

Mellon

COPY

Mellon Global Securities Services

Allison M. Hull
Trust Officer

November 22, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

Dear Ms. Lambeth:

This letter is to inform you that Christus Health held a total of 26,684 shares of ConocoPhillips as of 11/22/05 in their accounts at Mellon. The total market value of these shares is greater than $2,000. They have held shares in your company continuously for at least one year and intend to hold these shares in the year ahead. This letter is being sent in conjunction with the letter from Donna Meyer regarding their intention to file.

If you have any further questions, please contact me at 412-236-4811.

Sincerely,

Allison M Hull

Allison M. Hull
Trust Officer
Custodian for Christus Health

Cc. Tiffany Pace; Christus Health

SEIU®
Stronger Together

November 28, 2005

RECEIVED
NOV 28 REC'D
OFFICE OF THE SECRETARY

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

And via Facsimile: 281-293-4111

Dear Ms. Lambeth:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2005 proxy statement of ConocoPhillips (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of ConocoPhillips shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please contact me at (202)639-7612 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director
SEIU Master Trust

SA:TR:bh
Attachment

cc: Louise Milone, Service Employees International Union
Tracey Rembert, SEIU Capital Stewardship Program
Everard O. Rutledge, Bon Secours Health System Inc.
Sr. Susan Vickers, Catholic Healthcare West
Donna Meyer, Christus Health
Sr. Lillian Anne Healy, CCVI, Congreg. of the Sisters of Charity of the Incarnate Word, Houston
Mary Brigid Clingman, OP, Grand Rapids Dominicans
Sr. Susan Mika, OSB, Socially Responsible Investment Coalition
Jim Gunning, Unitarian Universalist Association
Mark Regier, MMA (Mennonite Mutual Aid)
Cathy Rowan, Maryknoll Sisters
Reverend Seamus Finn, Missionary Oblates of Mary Immaculate
Linda Jansen, School Sisters of Notre Dame of St. Louis
Sr. Joellen Sbrissa, CSJ, Sisters of St. Joseph of La Grange, Illinois

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

2908.440fna.9.05

Opeiu#2
Afl-cio,clc

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

FUND OFFICE of the
Service Employees International Union
1313 L Street, NW ♦ Washington, DC 20005
Phone: (202) 639-7612 Fax: (202) 842-0046

SEIU Master Trust:
SEIU National Industry Pension Fund
SEIU Affiliates' Officers & Employees Pension Fund
SEIU Staff Pension Fund

Fax

To:	E. JULIA LAMBETH	**From:**	STEVE ABRECHT
Fax:	281-293-4111	**Pages:**	3 , including cover sheet
Phone:		**Date:**	11/28/2005
Re:	SHAREHOLDER PROPOSAL	**CC:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

• **Comments:**

SEIU
Stronger Together

November 28, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

And via Facsimile: 281-293-4111

Dear Ms. Lambeth:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2005 proxy statement of ConocoPhillips (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of ConocoPhillips shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please contact me at (202)639-7612 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director
SEIU Master Trust

SA:TR:bh
Attachment

cc: Louise Milone, Service Employees International Union
Tracey Rembert, SEIU Capital Stewardship Program
Everard O. Rutledge, Bon Secours Health System Inc.
Sr. Susan Vickers, Catholic Healthcare West
Donna Meyer, Christus Health
Sr. Lillian Anne Healy, CCVI, Congreg. of the Sisters of Charity of the Incarnate Word, Houston
Mary Brigid Clingman, OP, Grand Rapids Dominicans
Sr. Susan Mika, OSB, Socially Responsible Investment Coalition
Jim Gunning, Unitarian Universalist Association
Mark Regier, MMA (Mennonite Mutual Aid)
Cathy Rowan, Maryknoll Sisters
Reverend Seamus Finn, Missionary Oblates of Mary Immaculate
Linda Jansen, School Sisters of Notre Dame of St. Louis
Sr. Joellen Sbrissa, CSJ, Sisters of St. Joseph of La Grange, Illinois

SERVICE EMPLOYEES INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

2708.440rv4.9.05

Opeiu#2
Afl-cio,clc

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest Increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

SEIU
Stronger Together

RECEIVED
DEC 07 REC'D
OFFICE OF THE SECRETARY

December 6, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

And via Facsimile: 281-293-4111

Dear Ms. Lambeth:

In compliance with Rule 14a-8(b)(2), enclosed please find a "Proof of Ownership" letter from Amalgamated Bank dated 11/28/2005.

If you have any questions or need any additional information you can contact me at 202-639-7612.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

SA:TR:bh
Enclosure

opeiu#2
afl-cio, clc

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

2908.440rwa.9.05

Amalgamated Bank of New York
America's Labor Bank.

11/28/2005

Mr. Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

Re: ConocoPhillips Cusip 20825C104

Dear Mr. Abrecht,

Amalgamated Bank is the record owner of 31,773 shares of common stock (the "Shares") of ConocoPhillips, beneficially owned by SEIU Master Trust. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. SEIU Master Trust had held the Shares continuously for at least one year on 11/28/2005 and continues to hold the Shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212) 462-3749.

Very truly yours,

Niall J. Kenny
Vice President
Amalgamated Bank

NJK/nk

11-15 UNION SQUARE, NEW YORK, N.Y. 10003 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

FUND OFFICE of the
Service Employees International Union
1313 L Street, NW ♦ Washington, DC 20005
Phone: (202) 639-7612 Fax: (202) 842-0046

SEIU Master Trust:
SEIU National Industry Pension Fund
SEIU Affiliates' Officers & Employees Pension Fund
SEIU Staff Pension Fund

Fax

To:	E. JULIA LAMBETH	From:	STEVE ABRECHT
Fax:	281-293-4111	Pages:	3 , including cover sheet
Phone:		Date:	12/6/2005
Re:	PROOF OF HOLDINGS	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

• Comments:

SEIU®
Stronger Together

December 6, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

And via Facsimile: 281-293-4111

Dear Ms. Lambeth:

In compliance with Rule 14a-8(b)(2), enclosed please find a "Proof of Ownership" letter from Amalgamated Bank dated 11/28/2005.

If you have any questions or need any additional information you can contact me at 202-639-7612.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

SA:TR:bh
Enclosure

opeiu#2
afl-cio, clc

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

Amalgamated Bank of New York
America's Labor Bank.

11/28/2005

Mr. Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

Re: ConocoPhillips Cusip 20825C104

Dear Mr. Abrecht,

Amalgamated Bank is the record owner of 31,773 shares of common stock (the "Shares") of ConocoPhillips, beneficially owned by SEIU Master Trust. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. SEIU Master Trust had held the Shares continuously for at least one year on 11/28/2005 and continues to hold the Shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212) 462-3749.

Very truly yours,

Niall J. Kenny
Vice President
Amalgamated Bank

NJK/nk

Grand Rapids Dominicans

2025 E. Fulton Street · Grand Rapids, MI 49503-3895

November 28, 2005

RECEIVED
NOV 30 REC'D
OFFICE OF THE SECRETARY

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

And via Facsimile: 281-293-4111

Dear Ms. Lambeth,

The Sisters of the Order of St. Dominic are the beneficial owners of at least $2,000 of shares of ConocoPhillips. A letter of verification is will be forthcoming.

I am authorized to inform you of our intention to present the enclosed resolution, in conjunction with SEIU Master Trust and other ICCR church shareholders for consideration and action by stockholders at the next annual meeting. I therefore submit it for inclusion in the proxy statement in accordance with rule 14a8 of the general rules and regulations of the Securities Exchange Act of 1934. We shall continue ownership of at least $1,000 of shares through the date of the annual meeting.

The Sisters of the Order of Saint Dominic are committed to the sacredness of human life and know that we have the opportunity to provide the means of saving lives. We further believe that ConocoPhillips can be a positive influence in places where the pandemic affects our operations. Therefore, we support the resolution enclosed and stand as co-filers of it.

Sincerely,

Mary Brigid Clingman OP

Sisters of the Order of St. Dominic
Mary Brigid Clingman OP
Councilor of Mission and Advocacy

Cc: Steve Abrecht: Executive Director SEIU Master Trust
Dan Rosen: ICCR

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.[4]

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

MACATAWA BANK
Trust & Financial Services

Thomas B. Roberts
Vice President – Trust Officer
Trust and Financial Services

126 Ottawa Ave., NW
Grand Rapids, MI 49503
616-233-3432 Direct
888-235-7001 Toll Free
616-235-0050 Fax
troberts@macatawabank.com

November 25, 2005

Grand Rapids Dominicans
Attn: Sister Mary Brigid Clingman, OP
2025 East Fulton Street
Grand Rapids, MI 49503

To Whom It May Concern:

This letter will verify that Macatawa Bank holds the following security as Custodian for the Grand Rapids Dominicans as of this date:

1,000 shares of common stock of Conocophillips.

The Grand Rapids Dominican Sisters have continuously held at least $2,000.00 in Market Value of Conocophillips for more than 1 year. Their first purchase of company securities dates back to July, 2003.

Macatawa Bank holds all eligible securities at Northern Trust in our nominee name of "Zeel and Co". Northern Trust is our custodian and is direct with DTC. If you were looking for a position of Conocophillips it would be registered under Northern Trust, How and Co or Booth and Co (Northern's nominee names). If it is necessary for Northern Trust to send some type of verification of holdings, please contact Nadine Terpstra at nterpstra@macatawabank.com or by phone at 616.820.1347 and she will contact Northern for you.

Sincerely,

Thomas B. Roberts
Vice President

TBR:ch

Grand Rapids Dominicans

2025 E. Fulton Street - Grand Rapids, Michigan 49503-3895
Phone: 616/459-2910 FAX: 616/454-6105

Facsimile

Recipient(s)	Fax Number
1) E. Julia (Judy) Lambeth Corporate Secretary ConocoPhillips 600 North Dairy Ashford Houston, TX 77079	281-293-4111
2)	
3)	
4)	
5)	

Sender:Mary Brigid Clingman OP 11/23/05

Number of pages (including this cover sheet):

- ☐ Confidential
- ☐ Please Review
- ☐ Please Comment
- ☐ Urgent
- ☐ For Your Approval
- ☐ Reply ASAP
- ☐ For Your Information/ Records
- ☐ Other

Comments:

Stockholder's resolution: co-filing letter – originals are forthcoming.

Mary Brigid Clingman O.P.

Grand Rapids Dominicans

2025 E. Fulton Street · Grand Rapids, MI 49503-3895

November 28, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

And via Facsimile: 281-293-4111

Dear Ms. Lambeth,

The Sisters of the Order of St. Dominic are the beneficial owners of at least $2,000 of shares of ConocoPhillips. A letter of verification is will be forthcoming.

I am authorized to inform you of our intention to present the enclosed resolution, in conjunction with SEIU Master Trust and other ICCR church shareholders for consideration and action by stockholders at the next annual meeting. I therefore submit it for inclusion in the proxy statement in accordance with rule 14a8 of the general rules and regulations of the Securities Exchange Act of 1934. We shall continue ownership of at least $1,000 of shares through the date of the annual meeting.

The Sisters of the Order of Saint Dominic are committed to the sacredness of human life and know that we have the opportunity to provide the means of saving lives. We further believe that ConocoPhillips can be a positive influence in places where the pandemic affects our operations. Therefore, we support the resolution enclosed and stand as co-filers of it.

Sincerely,

Mary Brigid Clingman OP

Sisters of the Order of St. Dominic
Mary Brigid Clingman OP
Councilor of Mission and Advocacy

Cc: Steve Abrecht: Executive Director SEIU Master Trust
Dan Rosen: ICCR

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.[4]

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

Mount St. Scholastica
Benedictine Sisters

November 28, 2005

RECEIVED
NOV 28 REC'D
OFFICE OF THE SECRETARY

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

And via Facsimile: 281-293-4111

Dear Ms. Lambeth,

On behalf of the Benedictine Sisters of Mount St. Scholastica, I write to give notice that, pursuant to the 2005 proxy statement of ConocoPhillips (the "Company"), we intend to co-file the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Benedictine Sisters of Mount St. Scholastica request that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Benedictine Sisters of Mount St. Scholastica have owned the requisite number of ConocoPhillips shares for the requisite time period. We intend to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. Steve Abrecht will represent SEIU Master Trust, the primary filer of this resolution, in person or by proxy at the Annual Meeting to present the Proposal. He can be contacted at (202)639-7612 if you have any questions.

Sincerely,

Rose Marie Stallbaumer, OSB
Treasurer

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.

[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.

[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.

[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

Mount St. Scholastica
Benedictine Sisters

November 28, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

And via Facsimile: 281-293-4111

Dear Ms. Lambeth,

On behalf of the Benedictine Sisters of Mount St. Scholastica, I write to give notice that, pursuant to the 2005 proxy statement of ConocoPhillips (the "Company"), we intend to co-file the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Benedictine Sisters of Mount St. Scholastica request that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Benedictine Sisters of Mount St. Scholastica have owned the requisite number of ConocoPhillips shares for the requisite time period. We intend to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. Steve Abrecht will represent SEIU Master Trust, the primary filer of this resolution, in person or by proxy at the Annual Meeting to present the Proposal. He can be contacted at (202)639-7612 if you have any questions.

Sincerely,

Rose Marie Stallbaumer, OSB

Rose Marie Stallbaumer, OSB
Treasurer

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

RECEIVED
DEC 01 REC'D
OFFICE OF THE SECRETARY

Jerry Gabert
Treasurer and
Vice President of Finance

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

November 28, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

and via Facsimile: 281-293-4111

Dear Ms. Lambeth:

On behalf of the Unitarian Universalist Association, we are hereby submitting the enclosed resolution requesting that ConocoPhillips review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date. We are joining with other members of the Interfaith Center on Corporate Responsibility who are being led by the Service Employees International Union Master Trust.

The Unitarian Universalist Association is a national denomination with over 1000 congregations across the country with more than 200,000 members. Unitarian Universalism is a liberal religion with Jewish-Christian roots. It has no creed. It affirms the worth and dignity of human beings, advocates freedom of belief and the search for advancing truth, and tries to provide a warm, open, supportive community for people who believe that ethical living is the supreme witness of religion.

We submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. Verification that we are beneficial owners of 4,324 shares of common stock in ConocoPhillips will be provided upon request. We intend to maintain ownership of the shares at least until after the next annual meeting. Mr. Jim Gunning, a member of our Committee on Socially Responsible Investing, is our representative for this initiative. He can be reached by phone (201.836.5901) and/or email (jimgunning@optonline.net).

Respectfully yours,

Jerry Gabert
Treasurer and Vice President of Finance

Affirming the Worth and Dignity of All People

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

RECEIVED
NOV 2 3 REC'D
OFFICE OF THE SECRETARY

November 28, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

Jerry Gabert
Treasurer and Vice President of Finance

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

And via Facsimile: 281-293-4111

Dear Ms. Lambeth:

On behalf of the Unitarian Universalist Association, we are hereby submitting the enclosed resolution requesting that ConocoPhillips review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date. We are joining with other members of the Interfaith Center on Corporate Responsibility who are being led by the Service Employees International Union Master Trust.

The Unitarian Universalist Association is a national denomination with over 1000 congregations across the country with more than 200,000 members. Unitarian Universalism is a liberal religion with Jewish-Christian roots. It has no creed. It affirms the worth and dignity of human beings, advocates freedom of belief and the search for advancing truth, and tries to provide a warm, open, supportive community for people who believe that ethical living is the supreme witness of religion.

We submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. Verification that we are beneficial owners of 4,324 shares of common stock in ConocoPhillips will be provided upon request. We intend to maintain ownership of the shares at least until after the next annual meeting. Mr. Jim Gunning, a member of our Committee on Socially Responsible Investing, is our representative for this initiative. He can be reached by phone (201.836.5901) and/or email (jimgunning@optonline.net).

Respectfully yours,

Jerry Gabert
Treasurer and Vice President of Finance

Affirming the Worth and Dignity of All People

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

UNITARIAN UNIVERSALIST ASSOCIATION
OFFICE OF THE TREASURER
25 BEACON STREET
BOSTON, MASSACHUSETTS 02108
TEL. (617) 948-4306 FAX: (617) 367-3237
TREASURER@UUA.ORG

FACSIMILE TRANSMITTAL SHEET

TO: E. Julia Lambeth, Corporate Secretary	FROM: Jerry Gabert, Treasurer / VP of Finance
COMPANY: ConocoPhillips	DATE: NOVEMBER 22, 2005
FAX NUMBER: (281) 293-4111	TOTAL NO. OF PAGES INCLUDING COVER: 3
PHONE NUMBER: N/A	RE: Shareholder Resolution

☐ URGENT X FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Jerry Gabert
Treasurer and Vice President of Finance

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

November 28, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

And via Facsimile: 281-293-4111

Dear Ms. Lambeth:

On behalf of the Unitarian Universalist Association, we are hereby submitting the enclosed resolution requesting that ConocoPhillips review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date. We are joining with other members of the Interfaith Center on Corporate Responsibility who are being led by the Service Employees International Union Master Trust.

The Unitarian Universalist Association is a national denomination with over 1000 congregations across the country with more than 200,000 members. Unitarian Universalism is a liberal religion with Jewish-Christian roots. It has no creed. It affirms the worth and dignity of human beings, advocates freedom of belief and the search for advancing truth, and tries to provide a warm, open, supportive community for people who believe that ethical living is the supreme witness of religion.

We submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. Verification that we are beneficial owners of 4,324 shares of common stock in ConocoPhillips will be provided upon request. We intend to maintain ownership of the shares at least until after the next annual meeting. Mr. Jim Gunning, a member of our Committee on Socially Responsible Investing, is our representative for this initiative. He can be reached by phone (201.836.5901) and/or email (jimgunning@optonline.net).

Respectfully yours,

Jerry Gabert

Jerry Gabert
Treasurer and Vice President of Finance

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

ConocoPhillips

Elizabeth A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P. O. Box 4783
Houston, Texas 77210
Telephone: (281) 293-4966
Fax: (281) 293-4111

SENT VIA UPS OVERNIGHT

December 6, 2005

Mr. Jerry Gabert
Unitarian Universalist Association
of Congregations
25 Beacon Street
Boston, MA 02108

Re: Proposal for 2006 Annual Meeting of Shareholders of ConocoPhillips

Dear ConocoPhillips Shareholder:

We received your proposal on November 23, 2005, and we appreciate your interest as a shareholder in ConocoPhillips.

The securities laws of the United States require that we notify you, within 14 calendar days of receiving your proposal, of any procedural defects in your shareholder proposal prior to including such proposal in our Proxy Statement for the 2006 Annual Meeting of Shareholders of ConocoPhillips. Therefore, please be advised that your proposal does not contain one or more of the following as required by the Securities Exchange Act of 1934:

- If you are a registered shareholder*, a written statement that you intend to continue to hold at least $2,000 in market value, or 1%, of our common stock through the date of the 2006 Annual Meeting of Shareholders.

- If you are not a registered shareholder, a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you own and have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as well as your own written statement that you intend to continue to hold the securities through the date of the 2006 Annual Meeting of Shareholders.

In order for your proposal to be deemed properly submitted under the United States securities laws, your response containing the items identified above must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

* A "registered" shareholder means your shares are registered in your name on the books of ConocoPhillips. If you are unsure if you are a registered shareholder, you should consult with your bank or broker to determine your status.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please feel free to contact Elizabeth A. Cook at (281) 293-4966.

Sincerely,

Elizabeth A. Cook

Shipment Receipt

(*Keep this for your records.*)

Transaction Date 07 Dec 2005

Address Information

Ship To:	Shipper:	Ship From:
Unitarian Universalist Assn.	ConocoPhillips.	ConocoPhillips.
Jerry Gabert	Karen E. Clary	Karen E. Clary
617-948-4305	281-293-3075	281-293-3075
25 Beacon Street	600 North Dairy Ashford	600 North Dairy Ashford
BOSTON MA 02108-2824	ML3162	ML3162
	Corporate Legal Services	Corporate Legal Services
	Houston TX 77079	Houston TX 77079

Shipment Information

Service: UPS Next Day Air
*Guaranteed By: 10:30 AM, Thurs. 8 Dec. 2005

Shipping: **20.25

Package Information

Package 1 of 1
Tracking Number: 1Z7703480199054028
Package Type: UPS Letter
Actual Weight: Letter
Billable Weight: Letter

Billing Information

Payment Method: Bill Sender: 770348
Total: **All Shipping Charges in USD** ****20.25**

Note: The displayed rate is for reference purposes and does not include applicable taxes.

* For delivery and guarantee information, see the UPS Service Guide. To speak to a customer service representative, call 1-800-PICK-UPS for domestic services and 1-800-782-7892 for international services.

** Rate includes a fuel surcharge.

Responsibility for Loss or Damage

Unless a greater value is recorded in the declared value field as appropriate for the UPS shipping system used, the shipper agrees that the released value of each package covered by this receipt is no greater than $100, which is a reasonable value under the circumstances surrounding the transportation. If additional protection is desired, a shipper may increase UPS's limit of liability by declaring a higher value and paying an additional charge. UPS does not accept for transportation and shipper's requesting service through the Internet are prohibited from shipping packages with a value of more than $50,000. The maximum liability per package assumed by UPS shall not exceed $50,000, regardless of value in excess of the maximum. Claims not made within nine months after delivery of the package (sixty days for international shipments), or in the case of failure to make delivery, nine months after a reasonable time for delivery has elapsed (sixty days for international shipments), shall be deemed waived. The entry of a C.O.D. amount is not a declaration of value for carriage purposes. All checks or other negotiable instruments tendered in payment of C.O.D. will be accepted by UPS at shipper's risk. UPS shall not be liable for any special, incidental, or consequential damages. All shipments are subject to the terms and conditions contained in the UPS Tariff and the UPS Terms and Conditions of Service, which can be found at www.ups.com.

Catholic Healthcare West
CHW

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

November 28, 2005

RECEIVED
NOV 28 REC'D
OFFICE OF THE SECRETARY

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

Re: **Shareholder Proposal** for 2006 Annual Meeting

Dear Ms. Lambeth:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

Catholic Healthcare West has held the required number of shares for at least a year Verification of ownership is included with this letter.

We present the attached resolution for inclusion in the proxy statement for action at the annual meeting in 2006 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that Catholic Healthcare West be listed as a sponsor of this resolution in the company proxy statement. There will be a representative present at the annual meeting to present this resolution as required by SEC rules. We are filing this resolution along with other concerned investors. Steve Abrecht, SEIU Master Trust will serve as the primary contact.

We would welcome dialogue with representatives of our company, which might lead to withdrawal of the resolution prior to the 2006 annual meeting.

Sincerely,

Sr. Susan Vickers

Susan Vickers, RSM
VP Community Health

Encl.

Cc: Steve Abrect, SEIU Master Trust
Dan Rosan, ICCR

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

STATE STREET.
For Everything You Invest In

Erin Rodriguez
Vice President
Institutional Investor Services
444 South Flower Street
Suite 4500
Los Angeles, CA 90071
Telephone (213) 362-7371
Facsimile (213) 362-7330
eprodriguez@statestreet.com

November 28, 2005

Sr. Susan Vickers
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Verification Letter Anadarko Pete and ConocoPhillips

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 of Anadarko Pete and ConocoPhillips from October 31, 2004 – October 31, 2005. The October 31, 2005 share positions are listed below:

Security	CUSIP	Shares
Anadarko Pete Corp Com	032511107	25,500
ConocoPhillips Com	20825C104	99,088

Please let me know if you have any questions.

Regards,

Erin Rodriguez

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

RECEIVED
DEC 01 REC'D
OFFICE OF THE SECRETARY

November 22, 2005

Ms. E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Lambeth:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 29,468 shares of ConocoPhillips. Verification of our ownership of this stock is enclosed. We plan to hold shares at least until the annual meeting.

Since my confreres and I are concerned about the financial impact of the HIV/AIDS pandemic in Africa, Asia, and in other emerging markets on shareholder value, I write to inform you of our intention to co-file the enclosed stockholder resolution with Service Employees International Union (SEIU) for consideration and action by the stockholders at the annual meeting

I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-483-0444 • Fax: 202-483-0708

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

M&T Investment Group

M&T Bank, 25 South Charles Street, P.O. Box 1596, Baltimore, MD 21203-1596
410 244 3987 TOLL FREE 800 624 4116

October 24, 2005

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 29,468 shares of Conocophillips and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Trust Officer - Custody Administration

Justice and Peace/Integrity of Creation

Missionary Oblates of Mary Immaculate, General Administration

Web Address: omiworld.org

FAX TRANSMITTAL COVER SHEET

TO: E. Julia Lamberth

FAX NUMBER: 281-293-4111

RE: Stockholder Resolution

DATE: Nov 29th 2005

SENDER: Rev Seamus P. Finn OMI.

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET:

Washington, DC, Office: Séamus Finn, OMI, Director
391 Michigan Avenue, NE Washington, DC 20017 Tel: 202-483-0444 Fax: 202-483-0708 E-mail: seamus@omiusa.org
Mary O'Herron, Assistant E-mail: maryoh@omiusa.org

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province

November 22, 2005

Ms. E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Lambeth:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners of 29,468 shares of ConocoPhillips. Verification of our ownership of this stock is enclosed. We plan to hold shares at least until the annual meeting.

Since my confreres and I are concerned about the financial impact of the HIV/AIDS pandemic in Africa, Asia, and in other emerging markets on shareholder value, I write to inform you of our intention to co-file the enclosed stockholder resolution with Service Employees International Union (SEIU) for consideration and action by the stockholders at the annual meeting

I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

M&T Investment Group

M&T Bank, 25 South Charles Street, P.O. Box 1596, Baltimore, MD 21203-1596
410 244 3987 TOLL FREE 800 624 4116

October 24, 2005

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 29,468 shares of Conocophillips and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver
Trust Officer - Custody Administration

Sisters of St. Joseph of LaGrange
1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.9573

RECEIVED
DEC 02 REC'D
OFFICE OF THE SECRETARY

November 28, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

And via Facsimile: 281-293-4111

Dear Ms. Lambeth;

The Sisters of St. Joseph of La Grange are owners of 5,000 shares of common stock in ConocoPhillips. We are concerned about the global crisis of HIV/AIDS, tuberculosis and malaria pandemics and also about the social responsibility of the companies in which we invest. We are certain that it is possible for corporations to be both concerned about the social implications of their policies and also to make a fair profit for investors.

We ask that the Board review the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and its initiatives to date. Further, we ask that the company make available a report of these findings within six months following the 2006 annual meeting.

Through this letter we are now notifying the company of our sponsorship of the enclosed resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are filing this resolution along with other concerned investors. The primary contact for you for the filers, SEIU Master Trust, is Steve Abrecht, (202) 639-7612.

Proof of ownership of shares of common stock in our company for at least the last twelve months is attached. It is our intent to maintain ownership of these shares through the date of the annual meeting.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved in the resolutions. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee

Enc: Resolution
Verification of stock Ownership

cc: Daniel Rosan (Interfaith Center on Corporate Responsibility)
Steve Abrecht (SEIU)

The Sisters of St. Joseph of LaGrange are dedicated to a Mission of Unity,
uniting neighbor with neighbor and neighbor with God.

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

GREAT LAKES ADVISORS, INC.
www.greatlakesadvisors.com

123 North Wacker Drive
Suite 2350
Chicago, IL 60606-1735
312.553.3700
FAX: 312.553.3737

Friday, October 28, 2005

Conoco Phillips

To Whom It May Concern:

We hereby certify that the Sisters of St. Joseph of LaGrange are currently owners of 5,000 shares of Conoco Phillips common stock. This stock has been held in the Sisters of St. Joseph portfolio for at least one year prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sincerely,

Joyce A. Cagnina
Chief Compliance Officer

Sisters of St. Joseph of La Grange
1515 West Ogden Avenue
La Grange Park, IL 60526

F·AX

Dc e: 11/28/2005

To E. Julia (Judy) Lambeth
Corporate Secretary, ConocoPhillips
Ph ıe:
Fa : 281-293-4111

Fr n: Joellen Sbrissa, CSJ
Ph ıe: 708/579-8926
Fa :708/354-9573

Co ments:
At ıched is our filing letter and resolution to be included in the proxy statement for a v te at the next stockholders meeting.

Ha d copies will be mailed today

Th ık you.

Sisters of St. Joseph of LaGrange
1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.9573

vember 28, 2005

Julia (Judy) Lambeth
rporate Secretary
nocoPhillips
0 North Dairy Ashford
uston, TX 77079

d via Facsimile: 281-293-4111

ear Ms. Lambeth;

e Sisters of St. Joseph of La Grange are owners of 5,000 shares of common stock in ConocoPhillips. e are concerned about the global crisis of HIV/AIDS, tuberculosis and malaria pandemics and also out the social responsibility of the companies in which we invest. We are certain that it is possible for rporations to be both concerned about the social implications of their policies and also to make a fair ofit for investors.

e ask that the Board review the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on company's business strategy and its initiatives to date. Further, we ask that the company make ailable a report of these findings within six months following the 2006 annual meeting.

rough this letter we are now notifying the company of our sponsorship of the enclosed resolution and esent it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance h rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are ng this resolution along with other concerned investors. The primary contact for you for the filers, SEIU ster Trust, is Steve Abrecht, (202) 639-7612.

oof of ownership of shares of common stock in our company for at least the last twelve months is ached. It is our intent to maintain ownership of these shares through the date of the annual meeting.

s our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved in resolutions. We hope that a dialogue of this sort is of interest to you as well.

ncerely,

Joellen Sbrissa, CSJ

J ellen Sbrissa, CSJ
airperson,
cial Responsible Investments Committee

E . Resolution
Verification of stock Ownership

c Daniel Rosan (Interfaith Center on Corporate Responsibility)
Steve Abrecht (SEIU)

The Sisters of St. Joseph of LaGrange are dedicated to a Mission of Unity, uniting neighbor with neighbor and neighbor with God.

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

I solved:

areholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria idemics on the company's business strategy, and its initiatives to date, and report to shareholders within six inths following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting iprietary information:

- lentify the impacts of these pandemics on the company.
- iform shareholders of our company's global HIV/AIDS policy.

pporting Statement:

I 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-t ·ds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for ε imple, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year a l malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed t nalaria and tuberculosis, respectively.[1]

T e economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African c intries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark e nomic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some c intries.[2]

W believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our c npany operates.

A ecent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient e dence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In s ie cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We b ieve any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able t lemonstrate that it has considered and evaluated the possible effects of the disease on its operations."

S 'eral large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates F indation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such a Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent r ort notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

T se companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fi y understand the threats posed by these diseases to make informed assessments of our company's value.

---

1 NAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.

2 uncil on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.

3 obal Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *H /AIDS In South Africa 2005*.

4 ca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

GREAT LAKES ADVISORS, INC.
www.greatlakesadvisors.com

123 North Wacker Drive
Suite 2350
Chicago, IL 60606-1735
312.553.3700
FAX: 312.553.3737

Frid: , October 28, 2005

Con(o Phillips

To V iom It May Concern:

We : ereby certify that the Sisters of St. Joseph of LaGrange are currently owners of 5,000 shares of Cono o Phillips common stock. This stock has been held in the Sisters of St. Joseph portfolio for at least one : ar prior to this date. The Sisters will retain this stock until at least after the shareholders' meeting.

Sinc(ely,

Joyc(A. Cagnina
Chie Compliance Officer

MMA®

Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
www.mma-online.org

VIA OVERNIGHT DELIVERY

November 23, 2005

E. Julia Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

RECEIVED
NOV 28 REC'D
OFFICE OF THE SECRETARY

Dear Ms. Lambeth,

I am writing to you on behalf of the MMA Praxis Mutual Funds, current and long time shareholders in ConocoPhillips. We currently hold over 20,000 shares of company stock. We have held shares in the company for over a year and commit to maintaining a position through the company's annual meeting. Verification of our ownership will follow under separate cover.

MMA (Mennonite Mutual Aid) is the stewardship agency of the Mennonite Church USA with $1.57 billion of socially invested assets under management. We are members of the Interfaith Center on Corporate Responsibility, a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $120 billion. It is on behalf of the MMA family of organizations, our clients and constituents, as well as other faith-based and socially responsible investors that we co-file the enclosed resolution on the issue of the company's response to the HIV/AIDS pandemic. We present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As number of ConocoPhillips shareholders will be submitting this proposal, we are co-sponsoring this resolution with these groups. The SEIU Master Trust has been designated the lead filer and primary contact on this matter. I would, however, appreciate receiving copies of any correspondence relating to this resolution.

We look forward to the opportunity for productive dialogue with management and hope that a mutually agreeable resolution can be reached.

Sincerely,

Mark A. Regier

Mark A. Regier
Stewardship Investing Services Manager

Encl.

Cc: John L. Liechty, MMA
Tracey Rembert, SEIU Capital Stewardship Program

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

ConocoPhillips

Elizabeth A. Cook
ConocoPhillips
600 N. Dairy Ashford (77079)
P. O. Box 4783
Houston, Texas 77210
Telephone: (281) 293-4966
Fax: (281) 293-4111

SENT VIA UPS OVERNIGHT

December 7, 2005

Mr. Mark A. Regier
MMA Praxis Mutual Funds
1110 North Main Street
P.O. Box 483
Goshen, IN 46527

Re: Proposal for 2006 Annual Meeting of Shareholders of ConocoPhillips

Dear ConocoPhillips Shareholder:

We received your proposal on November 28, 2005, and we appreciate your interest as a shareholder in ConocoPhillips.

The securities laws of the United States require that we notify you, within 14 calendar days of receiving your proposal, of any procedural defects in your shareholder proposal prior to including such proposal in our Proxy Statement for the 2006 Annual Meeting of Shareholders of ConocoPhillips. Therefore, please be advised that your proposal does not contain one or more of the following as required by the Securities Exchange Act of 1934:

- If you are a registered shareholder*, a written statement that you intend to continue to hold at least $2,000 in market value, or 1%, of our common stock through the date of the 2006 Annual Meeting of Shareholders.

- If you are not a registered shareholder, a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you own and have continuously held at least $2,000 in market value, or 1%, of our common stock for at least one year as well as your own written statement that you intend to continue to hold the securities through the date of the 2006 Annual Meeting of Shareholders.

In order for your proposal to be deemed properly submitted under the United States securities laws, your response containing the items identified above must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

* A "registered" shareholder means your shares are registered in your name on the books of ConocoPhillips. If you are unsure if you are a registered shareholder, you should consult with your bank or broker to determine your status.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please feel free to contact Elizabeth A. Cook at (281) 293-4966.

Sincerely,

Elizabeth A. Cook

Shipment Receipt

(Keep this for your records.)

Transaction Date 07 Dec 2005

Address Information

Ship To:	***Shipper:***	***Ship From:***
MMA Praxis Mutual Funds	ConocoPhillips.	ConocoPhillips.
Mr. Mark A. Regier	Karen E. Clary	Karen E. Clary
574-533-9511	281-293-3075	281-293-3075
1110 North Main Street	600 North Dairy Ashford	600 North Dairy Ashford
P.O. Box 483	ML3162	ML3162
GOSHEN IN 46528-2638	Corporate Legal Services	Corporate Legal Services
	Houston TX 77079	Houston TX 77079

Shipment Information

Service:	UPS Next Day Air
*Guaranteed By:	12:00 PM, Thurs. 8 Dec. 2005

Shipping: **18.56

Package Information

Package 1 of 1

Tracking Number:	1Z7703480195732418
Package Type:	UPS Letter
Actual Weight:	Letter
Billable Weight:	Letter

Billing Information

Payment Method:	Bill Sender: 770348	
Total:	**All Shipping Charges in USD**	****18.56**

Note: The displayed rate is for reference purposes and does not include applicable taxes.

* For delivery and guarantee information, see the UPS Service Guide. To speak to a customer service representative, call 1-800-PICK-UPS for domestic services and 1-800-782-7892 for international services.

** Rate includes a fuel surcharge.

Responsibility for Loss or Damage

Unless a greater value is recorded in the declared value field as appropriate for the UPS shipping system used, the shipper agrees that the released value of each package covered by this receipt is no greater than $100, which is a reasonable value under the circumstances surrounding the transportation. If additional protection is desired, a shipper may increase UPS's limit of liability by declaring a higher value and paying an additional charge. UPS does not accept for transportation and shipper's requesting service through the Internet are prohibited from shipping packages with a value of more than $50,000. The maximum liability per package assumed by UPS shall not exceed $50,000, regardless of value in excess of the maximum. Claims not made within nine months after delivery of the package (sixty days for international shipments), or in the case of failure to make delivery, nine months after a reasonable time for delivery has elapsed (sixty days for international shipments), shall be deemed waived. The entry of a C.O.D. amount is not a declaration of value for carriage purposes. All checks or other negotiable instruments tendered in payment of C.O.D. will be accepted by UPS at shipper's risk. UPS shall not be liable for any special, incidental, or consequential damages. All shipments are subject to the terms and conditions contained in the UPS Tariff and the UPS Terms and Conditions of Service, which can be found at www.ups.com.

MMA®
Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
www.mma-online.org

VIA OVERNIGHT DELIVERY

December 15, 2005

E. Julia Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

Dear Ms. Lambeth:

Enclosed please find proof of ownership of the shares of ConocoPhilips held by the MMA Praxis Mutual Funds as per your request, along with a copy of our filing letter.

Sincerely,

Mark A. Regier

Mark A. Regier
Stewardship Investing Services Manager

Encl.

The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60675
USA
(312) 630-6000

Northern Trust

Michael J. Lies
Vice President

Direct Line: (312) 444-7601
Fax: (312) 444-5431
Internet: mjl1@ntrs.com

December 9, 2005

Mr. Mark A. Regier
Stewardship Investing Services Manager
MMA Financial Services
1110 North Main Street
Goshen, IN 46527

Dear Mr. Regier

This letter is in response to your request for confirmation that the following accounts are currently the beneficial owners of **Conoco Philips/cusip 20825c104.** These securities are currently held by Northern Trust, as the accountholder's custodian. We further more confirm that the accounts have held a minimum of $2,000 worth of company shares continuously for one year or more.

Account name/number	Number of shares
MMA Praxis Value Index 26-23893	**21,440**

Sincerely,

Michael J Lies

MMA®
Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
www.mma-online.org

VIA OVERNIGHT DELIVERY

November 23, 2005

E. Julia Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

Dear Ms. Lambeth,

I am writing to you on behalf of the MMA Praxis Mutual Funds, current and long time shareholders in ConocoPhillips. We currently hold over 20,000 shares of company stock. We have held shares in the company for over a year and commit to maintaining a position through the company's annual meeting. Verification of our ownership will follow under separate cover.

MMA (Mennonite Mutual Aid) is the stewardship agency of the Mennonite Church USA with $1.57 billion of socially invested assets under management. We are members of the Interfaith Center on Corporate Responsibility, a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $120 billion. It is on behalf of the MMA family of organizations, our clients and constituents, as well as other faith-based and socially responsible investors that we co-file the enclosed resolution on the issue of the company's response to the HIV/AIDS pandemic. We present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As number of ConocoPhillips shareholders will be submitting this proposal, we are co-sponsoring this resolution with these groups. The SEIU Master Trust has been designated the lead filer and primary contact on this matter. I would, however, appreciate receiving copies of any correspondence relating to this resolution.

We look forward to the opportunity for productive dialogue with management and hope that a mutually agreeable resolution can be reached.

Sincerely,

Mark A. Regier

Mark A. Regier
Stewardship Investing Services Manager

Encl.

Cc: John L. Liechty, MMA
Tracey Rembert, SEIU Capital Stewardship Program

—MARYKNOLL—SISTERS
P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 25, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

RECEIVED
NOV 28 REC'D
OFFICE OF THE SECRETARY

Dear Ms. Lambeth,

On November 18, 2005, I sent a letter to CEO James Mulva, in care of you, with a copy of a shareholder proposal on behalf of the Maryknoll Sisters of St. Dominic, Inc.. I submitted the incorrect proposal, and so with this letter I am sending the correct version.

The Maryknoll Sisters of St. Dominic, Inc., are the beneficial owners of over $2000 worth of shares of Conoco Phillips. These shares have been held continuously for over one year and the Sisters will maintain ownership of the requisite number of shares at least until after the next annual meeting. A letter of verification of ownership is enclosed.

The Maryknoll Sisters are a Catholic missionary congregation with over 600 sisters serving in over 30 countries. A number of Sisters work full-time in ministering to people with HIV/AIDS in Africa, Asia and Latin America As you may be aware, the HIV/AIDS, tuberculosis, and malaria pandemics have emerged as a priority for investors concerned about social and economic impacts of the global public health crisis. We believe that companies can play a positive and constructive role in addressing these pandemics. Quite apart from the enormous human suffering and loss that results from these illnesses is the very significant economic impact of pandemic diseases. We believe our Company should consider and evaluate the possible effects of a pandemic disease such as HIV/AIDS on its operations.

I am hereby authorized, as the Maryknoll Sisters' representative, to notify you of the Sisters' intention to file the attached proposal. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

This is the same shareholder proposal being submitted by the Service Employees International Union (SEIU) Master Trust, the organization that will be the main contact with you. Along with other interested shareholders, I look forward to discussing our concerns with you.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator

enc.

BEAR STEARNS

Bear Stearns
Asset Management Inc.
383 Madison Avenue
New York, New York 10179
www.bearstearns.com

Maureen Mitchell
Managing Director
(212) 272-9875
Fax: (212) 881-1449
(800) 436-4148

e-mail: mmitchell@bear.com

November 2, 2005

ATTN: Corporate Secretary of ConocoPhilips, Inc.

To whom it may concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 3,200 shares of ConocoPhilips, Inc. as of October 31, 2005. The Maryknoll Sisters have held these shares continuously over the past twelve months.

Yours faithfully,

Maureen Mitchell
Managing Director

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

ConocoPhillips

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

Supporting Statement:

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.

[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.

[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.

[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

RECEIVED
NOV 22 REC'D
OFFICE OF THE SECRETARY

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 18, 2005

Mr. James J. Mulva
Chief Executive Officer
Conoco Phillips
600 N. Dairy Ashford Rd.
Houston, TX 77079

Dear Mr. Mulva,

The Maryknoll Sisters of St. Dominic, Inc., are the beneficial owners of over $2000 worth of shares of Conoco Phillips. These shares have been held continuously for over one year and the Sisters will maintain ownership of the requisite number of shares at least until after the next annual meeting. A letter of verification of ownership is enclosed.

The Maryknoll Sisters are a Catholic missionary congregation with over 600 sisters serving in over 30 countries. A number of Sisters work full-time in ministering to people with HIV/AIDS in Africa, Asia and Latin America As you may be aware, the HIV/AIDS, tuberculosis, and malaria pandemics have emerged as a priority for investors concerned about social and economic impacts of the global public health crisis. We believe that companies can play a positive and constructive role in addressing these pandemics. Quite apart from the enormous human suffering and loss that results from these illnesses is the very significant economic impact of pandemic diseases. We believe our Company should consider and evaluate the possible effects of a pandemic disease such as HIV/AIDS on its operations.

I am hereby authorized, as the Maryknoll Sisters' representative, to notify you of the Sisters' intention to file the attached proposal. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The primary contact person for this proposal is Louise Milone, representing the Service Employees International Union (SEIU). Along with other interested shareholders, I look forward to discussing our concerns with you.

Sincerely,
Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator

enc.

BEAR STEARNS

Bear Stearns
Asset Management Inc.
383 Madison Avenue
New York, New York 10179
www.bearsteams.com

Maureen Mitchell
Managing Director
(212) 272-9875
Fax: (212) 881-1449
(800) 436-4148

e-mail: mmitchell@bear.com

November 2, 2005

ATTN: Corporate Secretary of ConocoPhilips, Inc.

To whom it may concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 3,200 shares of ConocoPhilips, Inc. as of October 31, 2005. The Maryknoll Sisters have held these shares continuously over the past twelve months.

Yours faithfully,

Maureen Mitchell
Managing Director

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging

Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

We urge a vote FOR this resolution.

[i] UNAIDS *State of the Epidemic* 2005; and Global Fund to Fight AIDS, TB & Malaria *Status Report* 2005.
[iii] Council on Foreign Relations *HIV and National Security* 2005; and WHO Roll Back Malaria website.
[iii] Business and HIV/AIDS In Asia: Pushing Back The Tide. World Economic Forum 2005.
http://www.weforum.org/pdf/Initiatives/GHI_Asia_Aids_Report05.pdf
[iv] UBS and F&C Asset Management *HIV/AIDS Beyond Africa* 2005.
[v] Survey conducted on behalf of the Global Business Coalition on HIV/AIDS, 2004.
[vi] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report* 2005; and Proctor & Gamble *HIV/AIDS In South Africa* 2005.
[vii] Coca-Cola *AIDS in Africa* 2004 and correspondence with Coca-Cola investor relations.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 17, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to ConocoPhillips

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by the SEIU Master Trust, Christus Health, Catholic Healthcare West, the Maryknoll Sisters of St. Dominic, Inc., the Missionary Oblates of Mary Immaculate, the Benedictine Sisters of Mount St. Scholastica, the Sisters of St. Joseph of LaGrange, the Sisters of the Order of Saint Dominic (Grand Rapids Dominicans), the Unitarian Universalist Association and the MMA Praxis Mutual Funds (who are hereinafter collectively referred to as the "Proponents"), each of which is the beneficial owner of shares of common stock of ConocoPhilliops (hereinafter referred to either as "Conoco" or the "Company"), and who have jointly submitted a shareholder proposal to Conoco, to respond to the letter dated December 22, 2005, sent to the Securities & Exchange Commission by Baker Botts on behalf of the Company, in which Conoco contends that the Proponents' shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(11).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Conoco's year 2006 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal requests the Company to report on the Company's response to the HIV/AIDS, tuberculosis and malaria pandemics epidemics which are, as is well known, rampant in sub-Sahara Africa.

BACKGROUND

Conoco's Sub-Sahara operations are important and extensive. Attached as Exhibit A is a description of Conoco's sub-Sahara operations as set forth on page 16 of Conoco's 10-K for the year ended December 31, 2004. A more detailed description may be found on page 21 of Conoco's "Fact Book" as it appears on its website (under the heading "Worldwide Operations"). Although Conoco's principal sub-Sahara operations are in Nigeria, there are also some operations in the Cameroons. As can readily be seen, these operations are productive and extensive. The growing importance of Conoco's Nigerian operations can be gleaned from the following excerpt from the 10-K's description of expected capital expenses (page 75):

PROVED UNDEVELOPED RESERVES

> . . . . Although it cannot be assured, estimated future development costs relating to the development of proved undeveloped reserves for the years 2005 through 2007 are projected to be $2,223 million, $1,668 million, and $851 million, respectively, excluding the impact of our equity investment in LUKOIL. Of our 2,232 million BOE proved undeveloped reserves at year-end 2004, approximately 82 percent were associated with 12 major developments. Of these 12, three are expected to have an aggregate of approximately 300 million BOE convert from proved undeveloped reserves to proved developed reserves during 2005, 2006 and 2007(with expected year of conversion noted parenthetically) as follows:

- Nigeria natural gas reserves (2005).

Although it is not possible to get an exact picture of the importance of Conoco's Nigerian operations, since they are not broken out separately in the 10-K, they would appear to constitute the vast majority of the category described as "other areas". This appears to be so since the only other important producing nation that might be included in "other areas" is Venezuela, but that nation's production is apparently not included in the "other areas" statistics since production there is "included in equity affiliate production". (See pages 11-12 of the 10-K.) (The only remaining production areas listed in the 10-K (pages 3-18) that are not included in enumerated areas, and therefore might be in "other areas", are Dubai, where there is apparently a very small production and "Polar Lights" in Russia.) Some idea of the relative future importance of "other areas" can be seen from the table on page 181 of the 10-K which shows developed and undeveloped acreage. Although developed gross acreage is only 3.6% of the total (including equity affiliates), undeveloped acreage is 29.6% of the total. Thus, although "other areas" produced about 6.4% of Conoco's word-wide crude oil (including equity affiliate) production in 2004 (see page 52 of the 10-K), that percentage will undoubtedly soon increase as the undeveloped proved reserves are developed.

In summary, Conoco's operations in sub-Sahara Africa are already important to the Company and will soon become even *more* important to it.

RULE 14a-8(i)(7)

BACKGROUND RE PANDEMIC

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Clearly, the worldwide AIDS pandemic raises such a policy issue for companies with extensive sub-Saharan operations.

Had there been any question as to the seriousness of the underlying social problem caused by the pandemic, it was laid to rest by President Bush's State of the Union message delivered January 28, 2003. In that speech he made the combating of AIDS in sub-Sahara Africa one of only a couple of new initiatives announced, calling for a $ 15 billion program over five years, saying:

> Today, on the continent of Africa, nearly 30 million people have the AIDS virus including three million children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection...
>
> And to meet a severe and urgent crisis abroad, tonight I propose the Emergency Plan for AIDS Relief, a work of mercy beyond all current international efforts to help the people of Africa.

In recent sessions of Congress numerous bills have been, introduced that were designed to alleviate the crisis, a crisis that is taking place primarily in the third world, and especially in sub-Saharan Africa.. These concerns culminated in the passage by the 108th Congress of H.R. 1298 (The "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2003"), which became P.L. 108-25 on May 28, 2003. (The final version of the bill had been passed by voice vote in the Senate on May 15, 2003 (149 Cong. Rec. S 6475 at 6500) and subsequently by voice vote in the House on May 21, 2003 (Cong. Rec. H 4375 at 4382.

Note that in Section 2 of the Act, which sets forth the Congressional Findings which underlie the Act, Finding 22F. states that the United States can enhance the effectiveness of governmental action by "encouraging active involvement of the private sector, including businesses".

Earlier, in the 107th Congress, on December 11, 2001, the House had passed by voice vote H 2069, entitled the "GLOBAL ACCESS TO HIV/AIDS PREVENTION, AWARENESS, EDUCATION, AND TREATMENT ACT OF 2001", and on July 12, 2002, the Senate had passed (by unanimous consent) an amended version by substituting S 2525 ("UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002") and S 2649 ("INTERNATIONAL AIDS TREATMENT AND PREVENTION ACT OF 2002"), each of which had been introduced by the majority leader, Senator Frist (Senator Frist had also introduced two other bills on the same subject in the 107th, Congress, S 1032 "INTERNATIONAL INFECTIOUS DISEASES CONTROL ACT OF 2001" and S 15 "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002". A total of some thirty Senators had cosponsored one or more of these bills.) However, the 107th Congress never reconciled the House and Senate versions.

Attached as Appendix B are the remarks that Senator Frist made in connection with his introduction of S 1032 and which appeared in the Congressional Record of June 13, 2001. (See 107th Cong 1st Sess, 147 Cong Rea S 6226.)

LEGAL BASIS AND PRECEDENT

In light of the concerns expressed by the President and the Congress, there can be no doubt that a shareholder proposal concerning AIDS, TB and Malaria submitted to a company with extensive sub-Saharan operations raises important policy issues with respect to that registrant. In the words of Senator Frist, his bill addressed "the most pressing moral, humanitarian and public health crisis of modern times".

In light of the significant policy issues raised for issuers by the pandemic, it is not at all surprising that the Staff has held that a shareholder proposal addressed to an issuer that does not manufacture drugs for Aids, for TB or for malaria nevertheless cannot be excluded under (i)(7). *Johnson & Johnson* (February 7, 2003) ("proposal raises significant social policy issues that are beyond the ordinary business operations of

Johnson & Johnson" despite the fact that the registrant had stated that it made no drugs for the three diseases).

Similarly, the Staff has recognized that the three pandemics affecting sub-Sahara Africa raise such important policy issues that, for non-drug company registrants that operate in that region, shareholder proposals relating to the pandemics raise such important policy questions that the issue becomes, in the words of (i)(5) "otherwise significantly related to the company's business". *Pepsico, Inc* (March 4, 2003); *Johnson & Johnson* (February 7, 2003); *Caterpillar, Inc* (January 3, 2003). Logically, if a social policy issue is significantly related to the business of an issuer under (i)(5) because it raises a significant non-economic issue, surely it similarly raises a significant policy issue under (i)(7).

In an attempt to evade the force of previous Staff determinations about the importance of the pandemic to issuers with sub-Sahara operations, the Company has attempted to characterize the Proponents' shareholder proposal as a "risk evaluation" proposal. Nothing could be further from the truth. The Staff has helpfully described what they consider to be a risk proposal as one where "the proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations". (See Staff Legal Bulletin No. 14C (June 28, 2005.)) There is no such focus in the Proponents' shareholder proposal. On the contrary, what the Proponents' shareholder proposal asks for, in essence, is that the Company describe what it is doing to alleviate the suffering of the population in the area (sub-Sahara Africa) where it has many important operations. The two letters relied upon by the Company, *American International Group, Inc.* (February 19, 2004) and *Texas Instruments Incorporated* (January 28, 2005) are not relevant since in each case there was no evidence that the registrant had any significant operations in sub-Sahara Africa. Consequently, any impacts of the pandemics were theoretical and hypothetical. In those circumstances, the proposals submitted to those issuers might properly be deemed to be requesting them to evaluate risks. In contrast, the Proponents' shareholder proposal calls on Conoco to report to the shareholders on the initiatives that it is taking to alleviate suffering in the geographic areas in which it actually operates. No assessment of potential liabilities is called for.

Finally, the Proponents' shareholder proposal does not "micro-manage" the Company. It does not prescribe what the requested report should contain and it does not set forth any prescription for the Company to follow. There is therefore no possibility that the proposal probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See Rel 34-40018 (May 21, 1998); Rel 34-12999 (Nov 22, 1976).

For the foregoing reasons, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-8(i).

RULE 14a-8(i)(11)

The Proponents do not intend, and never have intended, that more than one shareholder proposal appear in the Company's proxy statement. On the contrary, they intended to all be co-sponsors of the proposal submitted by the SEIU Master Trust, and not to be independent sponsors of ten separate proposals.

Only one proposal, co-sponsored by ten institutions, has been submitted to the Company. This is evident from the various letters that were sent to the Company by the Proponents. The "primary filer" is the SEIU Master Trust, and its letter is signed by Steve Abrecht. Each and every one of the remaining nine co-sponsors of the shareholder proposal make explicit reference to the fact that they are co-filers of the shareholder proposal with the SEIU Master Trust and a number of them specifically reference Mr. Steve Abrecht of the SEIU Master Trust

It is therefore factually apparent that only one shareholder proposal has been submitted to Conoco, which shareholder proposal is co-sponsored by ten separate institutions. Under these circumstances, only one shareholder proposal is to be placed in the proxy statement, but the Company must recognize all ten co-sponsors of the proposal. The Staff has explicitly recognized that proposals can be co-sponsored by more than one shareholder. See Staff Legal Bulletin No. 14C, Section H (June 28, 2005); Staff Legal Bulletin No. 14, Section B.15 (July 13, 2001).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Tull R. Florey
Proponents
Sister Pat Wolf

APPENDIX A

Nigeria

At year-end 2004, we were producing from four onshore Oil Mining Leases (OMLs), in which we have a 20 percent non-operator interest. Our interest in a shallow-water offshore OML was sold in the second quarter of 2004. Together, in 2004 these leases produced a net 30,100 barrels of oil per day and 71 million cubic feet of natural gas per day, compared with 36,900 barrels per day and 63 million cubic feet per day in 2003. In 2004, we continued development of projects in the onshore OMLs to supply feedstock natural gas under a gas sales contract with Nigeria LNG Limited, which owns an LNG facility on Bonny Island.

We have a 20 percent interest in a 480-megawatt gas-fired power plant being constructed in Kwale, Nigeria, to supply electricity to Nigeria's national electricity supplier under a 20-year agreement. When operational, the plant is expected to consume 68 million gross cubic feet per day of natural gas, sourced from proved natural gas reserves in the OMLs. The plant is targeted to become fully operational in 2005.

In October 2003, ConocoPhillips, the Nigerian National Petroleum Corporation (NNPC), Eni and ChevronTexaco signed a Heads of Agreement to conduct front-end engineering and design work for a new LNG facility that would be constructed in Nigeria's central Niger Delta. The co-venturers agreed to form an incorporated joint venture, Brass LNG Limited, to undertake the project. These front-end studies are expected to be completed in 2006, and the LNG facility is targeted to become operational in 2010.

Exploration

We also have production sharing contracts on deepwater Nigeria Oil Prospecting Licenses (OPLs), including OPL 318 with a 50 percent interest, OPL 248 with a 28.8 percent interest, OPL 220 with a 47.5 percent interest, OPL 214 with a 20 percent interest, and OPL 250 with a 6.375 percent interest. We drilled the first exploration wells on both OPL 248 and OPL 250 in 2004. Neither of these wells encountered significant hydrocarbons and were classified as dry holes. The first exploration wells on both OPL 214 and OPL 318 are planned for 2005.

Cameroon

Exploration

In December 2002, we announced a successful test of an exploratory well offshore Cameroon. The Coco Marine No. 1 well was located in exploration permit PH 77, offshore in the Douala Basin. Contractor interests in the permit are held 50 percent by ConocoPhillips and 50 percent by a subsidiary of Petronas Carigali. We serve as the operator of the consortium. Seismic data was analyzed during 2004, and we plan an appraisal well and further exploratory drilling in 2005.

APPENDIX B

By Mr. FRIST (for himself, Mr. Kerry, Mr. Helms, Mr. Leahy, Mr. Durbin, and Mr. Chafee):

• S. 1032 . A bill to expand assistance to countries seriously affected by HIV/AIDS, malaria, and tuberculosis; to the Committee on Foreign Relations.

Mr. FRIST . Mr. President, I have spoken several times over the last few months on what many consider to be the most pressing moral, humanitarian and public health crisis of modern times, the worldwide epidemic of HIV/AIDS. I have previously gone into great detail about the impact of the disease on families, communities, economies, and regional stability.

Sometimes we feel overwhelmed by the enormity of insolvable problems. We become inured to the tragedy, and look for problems we can more easily solve. But we must not turn away from the world-wide devastation of HIV/AIDS. Just consider this: right now, 36 million people are infected with HIV/AIDS a fatal infectious disease, mostly in developing countries. That number is more than the total combined populations of Virginia, Massachusetts, Tennessee, Maryland, Kentucky, Connecticut, New Mexico, Vermont and Nebraska. As of today, AIDS have orphaned 13 million children, more than the entire population of Illinois.

Compounding this burden, over 8 million people acquire tuberculosis each year, and 500 million more get malaria, both diseases that disproportionately affect the poorest countries. Frequently forgotten, malaria still kills a child every 40 seconds. Remember the horrific links between HIV/AIDS, TB and malaria. If you have AIDS you are much more likely to contract TB, and TB has become the greatest killer of those with AIDS. Similarly, if a person with HIV/AIDS contracts malaria, that person is more likely to die. And infectious diseases such as these cause 25 percent of all the deaths in the world today. But as Americans, we have many reasons to be proud of our response to the challenges.

The U.S. has been a leader in the global battles against AIDS, malaria and TB. This year, we are spending over $460 million on international AIDS assistance alone, not including research. This is approximately half of all the funds being spent on HIV/AIDS from all sources worldwide. In addition, we spend over $250 million on international TB and malaria programs. But we, and the rest of the world, must do more. The U.N. estimates that for basic HIV/AIDS prevention, treatment and care programs in Africa alone, over $3 billion will be required, and at least $5 billion needed if specific anti-AIDS drugs are more widely used.

In Abuja, Nigeria, on April 26, U.N. Secretary General Kofi Annan called for a global "war chest" to combat HIV/AIDS, malaria and TB. Few thought that his call would so quickly be answered.

On May 11, just 2 weeks later, Senator Leahy and I joined Secretary General Kofi Annan and Nigerian President Obasanjo as President Bush announced his intent to contribute $200 million as seed money for a new global fund designed to provide grants for prevention, infrastructure development, care and treatment for AIDS, malaria and TB. And this is to be over and above our already substantial bilateral commitments.

Uniquely, it will be financed jointly by governments and the private sector, and will focus on integrated approaches to turning back, and eventually conquering these scourges. While emphasizing prevention, this new initiative will also seek to develop health infrastructures so necessary to deliver services. Importantly, it will also support science-based care and treatment programs, including provision of drugs, and support for those, such as orphans, who are affected by disease, not just infected by it.

And because of recent action by the pharmaceutical companies to slash prices of AIDS drugs in Africa, for the first time in history, the drugs that revolutionized AIDS care and treatment in the U.S. can become part of a comprehensive prevention and care strategy in many more countries. This global fund is a new idea, it isn't a U.S. fund, or a U.N. fund, or a World Bank fund. However, it builds on last year's landmark work and legislation spearheaded by Congressman Jim Leach, Congresswoman Barbara Lee, and Senator John Kerry to establish a multilateral funding mechanism for HIV/AIDS.

A key component of the Global Fund will be the full participation of the private sector, including business, NGOs, foundations and individual citizens. The problem is so large that governments cannot do the work alone. Non-governmental organizations, both faith-based and secular will be critical in the delivery of prevention and care services and to quickly converting good intentions into practical programs on the ground. And use of the funds will be closely monitored to ensure that good public health and science drive the programs and intellectual property rights are protected.

The legislation Senators Kerry, Helms, Leahy, Durbin, and I are introducing today authorizes $200 million for fiscal year 2002, and $500 million for fiscal year 2003 to be appropriated for payment to the global trust fund. It will not substitute for, or reduce, resource levels otherwise appropriated for our excellent bilateral and multilateral HIV/AIDS, malaria and TB programs. This will be money well spent, it will save lives, and just as important, it will provide hope to the millions of people around the world who can do so much if given the prospect of a healthy future for themselves and their children.

Since the President was the first to announce our participation in the Global Fund for HIV/AIDS and Other Infectious Diseases, others have stepped up. France announced an initial contribution of $128 million, the United Kingdom has promised $106 million, and Japan is considering a significant commitment in the near future. Of particular interest, Winterthur- Credit Swisse has just announced a $1 million contribution, and others in the global business community are expected to follow. Other companies and foundations are considering financial or in-kind contributions.

Kofi Annan himself has offered $100,000 of his own money for the fund. I have also been told by U.N. Staff in New York that they have received many calls from private citizens asking how they can contribute. One gentleman from Virginia wants to send a check for $600. I have been assured that he and others like him will not have long to wait. A tax-exempt account for donations and toll-free number for information are being created as I speak. I understand that negotiations are underway with United Way to see if it can use its vast outreach to encourage donations. This is terrific news.

Every American, and others throughout the world, should join this fight against the diseases that have too long threatened our children, destroyed families, and undermined economic development of dozens of nations. This is not just government's fight. It is all of our responsibility to conquer HIV/AIDS, malaria and TB and consign them to the waste-bin of history.

Last week I had the opportunity of meeting with a remarkable woman from Atlanta who contracted HIV/AIDS at age 16. Denise Stokes has struggled with the virus for 15 years. She described what it was like spending time in hospital intensive care units and what it was like to not have access to available drugs. She prayed that some day there would be a cure and watched, from the depth of her illness, as policymakers seemed unable to grapple with the public health and personal tragedy that was AIDS. She is now sharing her experiences with churches, college students, community and professional organizations-challenging us to follow her example-to embrace our moral obligation to reach out beyond our selves, our communities and beyond our own country borders to fully battle the infectious diseases that are destroying so many lives on our planet. Denise Stokes' message is one of rising to a challenge, and bringing hope to the sick and their loved ones. All America must rise to this historic challenge and join in sending a message of hope.